

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 15, 2015

Via Facsimile
Guy M. Marsala
Chief Executive Officer
Medbox, Inc.
8439 West Sunset Blvd., Suite 101
West Hollywood, California 90069

      Re: Medbox, Inc.
            Item 4.02 8-K
            Filed December 30, 2014
            File No. 0-54928

Dear Mr. Marsala:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Terence O'Brien

                        Terence O'Brien
                        Branch Chief